Neurohacker Collective

Retail | Bio Tech | Lifestyle | Health and Fitness | Food

Creating meaningful and sustainable upgrades to personal well-being

NEUROHACKER.COM CARLSBAD CALIFORNIA


NEUROHACKER®
COLLECTIVE



Founded in 2015, our mission is to create best in class well-being products by employing a unique methodology to research and development based on complex systems science. Rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction, this approach focuses on supporting the body's ability to self-... more

James Schmachtenberger CEO @ Neurohacker Collective

Why you may want to support us...

1. PURPOSE: Mission driven wellness company with premium products across desirable categories.
2. GROWTH POTENTIAL: $578 Billion global market (2025) with 8.8% CAGR.
3. SCIENCE: Unique approach to science-backed product development.
4. TEAM: Top scientists, MD/PhD advisors, biohackers, investors and loyal customers contribute to product ideation, formulation and testing.
5. RECURRING REVENUES: Proven, profitable subscription model with attractive margins.
6. MULTI-CHANNEL SALES: Direct-to-consumer, wholesale, practitioners, and Amazon.
7. OPERATIONAL EXCELLENCE: Over $20M in lifetime sales; profitable in 2019 (on EBITDA basis).

Why investors ❤ us

WE'VE RAISED $5,613,571 SINCE OUR FOUNDING



Neurohacker Collective is that rare organization in the supplement and wellness space that I can wholeheartedly endorse. Their science and medical team is world class, and their products - all based on hardcore research and science - work for the right reasons: by supporting instead of overriding the way the human body is designed to function. I'm an investor in Neurohacker Collective because their formulation expertise sets the bar for what natural health solutions can achieve. They are definitely in this space for the long haul.

Ben Greenfield

CEO, KION, Triathlete, New York Times Best Selling Author

Our team

AND OUR MAJOR ACCOMPLISHMENTS



James Schmachtenberger

CEO

Founded Mankind Cooperative; deep interest in human potential optimization.



Jordan Greenhall

Executive Chair

A serial entrepreneur who co-founded companies Swell, Inc., Game B, and DivX.



Daniel Schmachtenberger

Chief Strategy Officer

Social engineer and evolutionary strategist developing technology for advancing human optimization.



Hakan Lindskog

Chief Operating Officer



Shawn Ramer

Senior Vice President, Product Development



Greg Kelly, ND

Lead Product Formulator



Dan Stickler, M.D.

Medical Director



Mark How

Chief Revenue Officer



Lauren Alexander

Vice President, Marketing



Gk Parish-Philp
Vice President, Technology



Ben Seeman
Vice President, Wholesale Sales



Sara Adaes, Ph.D.
Scientific Researcher



Justin Schilf
Creative Director



Ben Cote
Director of Community



Jodi Geigle
Community Experience Manager



Jennifer Norton
Production Manager



Darrell Grable
Director Partner Sales



Michael Ferguson
Senior Data Analytics Engineer



Chase Imbert
Partnership Manager



Jacquelyn Loera
Podcast Producer



Abhi Ardagh
Marketing Coordinator



Angie Buchholz
People Operations



Cassandra Brooks
Executive Assistant



Clark Weigand
Controller



Kiki WILLIAMS
Customer Support Agent

In the news

Downloads

NHC wefunderdeck.pdf

Innovative Science in an Industry With Nearly Unlimited Potential


2016
NUTRACEUTICALS
$272B
NOOTROPICS
$1.35B
NHC
2025
NUTRACEUTICALS
$578B
NOOTROPICS
$6.1B
NHC

Neurohacker Collective aims to provide meaningful scientific advances through a deeper understanding of human biology. We started with supplements for the mind (known as "nootropics"), which is a rapidly growing industry with global sales of $1.35 billion and expected growth to $6.1 billion by 2025. In the creation of our Qualia nootropics product line, we set out to make a supplement radically different than all other nootropics on the market. Many nootropics focus only on short-term effects. Instead of focusing on improving a single aspect such as memory, Qualia addresses long-term brain health and encourages new neuron and synapse development for a stronger brain.

While choosing from hundreds of ingredients that could serve our purpose, we took into account how a set of ingredients, as a whole, would support each physiological outcome we wanted to promote and the cognitive and subjective outcomes we sought to enhance, as well as general effects on the rest of the body. This careful and laborious formulation process lead to the creation of Qualia Mind that has unquestionably established itself as the market leader.

With abundant support from some of the world's most recognized and respected doctors, healthcare practitioners, scientists, health and wellness leaders and our customers, our revenues continue to climb with 91% of product revenue being subscription-driven (excluding Amazon and wholesale).

The reason our company has a **uniquely explosive value potential** is that our complex systems science modeling (which can't be easily replicated by other wellness companies without the brain trust we've assembled) can be applied to a bevy of products. This has us positioned to create best in class supplement products across a variety of health needs in the near future, in an industry estimated to be worth 578 billion dollars within 5 years.

We are also planning to develop solutions for sleep, anxiety/mood, pain, immune function, fitness performance, hormone balancing, and cardiovascular health.

$20,000,000+ in Total Sales So Far

Growing Revenues and Profit Contribution



Revenue & Profit Contribution Margin: Bi-Annual
Revenue $
CM %
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
1H-16
2H-16
1H-17
2H-17
1H-18
2H-18
1H-19
2H-19
Revenue
Profit Contribution Margin

Revenues and Profit Contribution Margin by bi-annual period. Profit Contribution is defined as sales revenues less costs of goods and advertising expenses. In 2019, Neurohacker reached profitability (on EBITDA basis).

A World-Class Product Development Engine

We are deeply focused on the complex systems modeling necessary to deliver real efficacy at scale in the nutraceutical space, always with the overarching intention to support the human body's natural ability to regulate while working to help increase its capacity.

TOP SCIENTISTS & MDS: Our products are developed by top scientists in complex-systems modeling, neurobiology, organic chemistry as well as dozens of MDs and PhDs.

RESEARCH-BACKED INGREDIENTS: All our ingredients are chosen based on the strong empirical basis of their safety.

FULL TRANSPARENCY: We are 100% transparent. No proprietary blends. We fully publish the research behind every product.

PURITY & POTENCY: We take great care to use the most potent, high-purity, and bioavailable forms of each ingredient that are gluten-free and non-GMO

We Have 6 Products, By the End of 2020 We Plan to Have at Least 8



QUALIA
NOOTROPIC ENERGY
QUALIA
MIND
QUALIA
MIND
CAFFEINE FREE
QUALIA
FOCUS
ETERNUS
ETERNUS

Radical Cognitive Enhancement

QUALIA FOCUS & QUALIA MIND are premier, research-based nootropics that help support mental performance and brain health. Specifically designed to promote focus, support energy, mental clarity, mood, memory, and creativity. In addition to immediate neurochemical and physiological effects, Qualia nootropics go a step further addressing long-term cognitive health benefits.



Meet the Qualia Nootropics by Neurohacker Collective
Watch later
Share

Pilot Study Using Qualia Mind Shows Meaningful Positive Results

The results for 23 eligible subjects revealed meaningful improvement in core cognitive areas of reasoning, verbal ability and concentration. After 5 days of taking Qualia Mind, participants saw an average 85.4% increase in scores to measure ability to concentrate/avoid distraction, 37.2% increase in scores for planning skills, 31.1% increase in scores for visual representation, 16.9% increase in scores for verbal reasoning, 13.3% increase in scores for verbal short-term memory, and 10.2% increase in scores for episodic memory. Given that this study did not have a placebo control, we cannot conclusively determine whether or not Qualia Mind is the cause of the increased scores. See additional details on the study here. We are in the process of conducting a double-blinded, placebo-controlled clinical study of Qualia Mind to confirm these results.


Concentration
85.4% Increase
40
30
20
10
0
before
after
36.9%
19.9%
QUALIA MIND PILOT STUDY EVIDENCE
Pilot Study using Cambridge Brain Sciences quantitative tests indicates Qualia Mind improving reasoning, episodic memory, verbal ability and concentration.

Eternus: Our Breakthrough in Aging

Eternus, is specifically designed to combat the aging process in the most comprehensive way ever developed from a supplement product. Eternus 36+ high-purity and powerful nutrients to boost NAD+, ATP, & AMPK production, support mitochondrial fitness & cell energy, amplify productivity, promote restful sleep, upgrade energy levels, and provide support for handling stress. More cell energy leads to sounder sleep, increased productivity, better workouts, more capacity to handle stress, enhanced cognitive performance, and an overall whole-system upgrade.


Eternus: Supports Cells for Better Aging
Watch later
Share

Qualia Nootropic Energy Shots: The Future of Energy

When you are tired and low on energy, even the simplest task seems like an enormous burden. Thinking, acting, and even feeling is difficult when your energy is low. Pound for pound the brain uses the most energy of any organ. There are many energy shots, drinks, and so-called energy solutions but none are as firmly rooted in supporting the organ that needs the energy the most, your brain, than Qualia Nootropic Energy. Our shot delivers 12 high-purity nutrients to enhance your energy and brain health. Take it every day or just when you need to perform at your peak.


Qualia Nootropic Energy Drink | Approach, Formula, Review...
Watch later
Share
Qualia Nootropic
Energy Shot

Doctors, Scientists, Health, and Fitness Leaders Love Neurohacker

Our mission and complex systems formulation approach is attracting thought leaders and researchers from leading institutions from around the world from diverse fields — psychology, neurobiology, fitness, wellness, technology, and medicine.


Mark Divine
SEALFIT
Dr. Heather Sandison
North County Natural Medicine
Dr. Scott Barry Kaufman
The Psychology Podcast
Rachelle Brooke Smith
Disruptive Dare
Ben Greenfield
Ben Greenfield Fitness
Mike Bledsoe
Barbell Shrugged
Thadeus Owen
Primal Hacker
Mansal Denton
Nootrapedia.com
Jason Silva
Brain Games/Nat Geo
Michael Mannino
EmbodiedFit
Dr. Dan Stickler
Apeiron Academy
Jesse Elder
Mind Vitamin

Neurohacker Collective's Next Steps

We look to provide people with the products, resources, and tools they need to help their whole being — mind, brain, and body — work together in harmony. Our expanding product development team comprised of doctors, neuroscientists, and chemists have identified product opportunities where we can use our unique formulation process to deliver category-defining products to the market for each category. As our company grows and the science evolves we are committed to continuing to develop best in class products to enhance human well-being.


QUALIA
SLEEP
NEUROHACKER
QUALIA
RELAX
NEUROHACKER
QUALIA
PAIN
NEUROHACKER

Product Roadmap


Qualia Mind (stimulant free)
Qualia Focus
Qualia Energy
Pain / Anxiety
Other Neuro Line Products
2018
2019
2020
2021+
Eternus
Sleep
Other Life Extension / Foundational Health Products
Sports / Performance
Aesthetics
Gender Specific
Condition Specific

Our Customers Are Passionate About Us

We've developed our products with potent, high-purity, and bioavailable forms of each ingredient and our customers love that. Qualia nootropics are used by some top personalities in the fields of science, sports, academia, and business including: Jason Silva, Mark Divine, Ben Greenfield, Jamie Wheel, Dr. H. Mcllroy, Dr. J. Becker, Dr. Hyla Cass and more.



Ben Greenfield discusses his first experience with Qualia
Watch later
Share
Ben Greenfield talks about the first time he tried Qualia
neurohacker.com



Rachele shares her gratitude and experiences of Qualia
Watch later
Share
EXPERIENCES WITH QUALIA
RACHELE BROOKE SMITH



Mike Bledsoe Podcast Qualia Talk
Watch later
Share
SEALFIT


Thaddeus Owen Qualia Mind Review
Watch later
Share
Thaddeus Owen
Erisfit Chief Content Curator


Qualia Nootropic Energy Shot Review
Watch later
Share


1 Year Follow Up Qualia testimonial with Erica Lee
Watch later
Share


Charmaine Olivia shares how Qualia helps her with her art
Watch later
Share
Charmaine Olivia
Artist


Qualia Review: 2 Unusual Reasons This Nootropic is the Fut...
Watch later
Share
QUALIA

Founder Interviews

James Schmachtenberger
Chief Executive Officer of Neurohacker Collective

James knows the potential of cognitive optimization firsthand. Here, he explains the neurological and physiological struggles he experienced at the dawn of his ambitious career, and the life-changing event that sparked his vision for Neurohacker Collective.


James Schmachtenberger tells the Neurohacker Collective ...
Watch later
Share
James Schmachtenberger
Neurohacker Collective Cofounder & President

Daniel Schmachtenberger
Chief Strategy Officer of Neurohacker Collective

Daniel's understanding of complex systems and whole systems science is distinct from reductive science. Here, he explains the approach we are using to address humanity's most challenging issues of human capacity.


The 6 principles of the Neurohacker Collective's approach t...
Watch later
Share
Daniel Schmachtenberger
Neurohacker Collective Co-Founder & Chief Strategy Officer

Jordan Greenhall
Executive Chairman of Neurohacker Collective

Jordan has led startups to enormous successes before. Here, he explains why he chose Neurohacker Collective as his next venture, and gives a detailed analysis of the success we've already had, and our collective philosophy for fundraising.


R. Jordan Greenhall discussing his "why" behind starting Ne...
Watch later
Share

Investor Q&A

– COLLAPSE ALL

What does your company do?

Founded in 2015, our mission is to create best in class well-being products by employing a unique methodology to research and development based on complex systems science. Rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction, this approach focuses on supporting the body's ability to self-regulate.

Where will your company be in 5 years?

Our goal is to transform lives for the better by creating products, resources, and tools to help the mind, brain and body perform at their best. Our solutions empower people to be more productive, creative, and compassionate as they pursue their passions and help others do the same. With the help of growth capital, we plan on developing solutions for anxiety, pain, mood, sleep, healthy aging, metabolic health, fitness performance, immune support, and more.

What is Neurohacker?

Neurohacker is committed to the concept of maximizing a concept called individual human sovereignty. What we mean here by "sovereignty" is the result of three very different kinds of capacities. The first is perception. This includes things like sight and hearing as well as empathy and emotional sensitivity. The more you can perceive without being overwhelmed, the higher your capacity to experience the world. The second capacity is "sense-making." This has to do with your ability to take in perceptions and convert them into meaning - to go from merely sensing the world to making good choices about it. It is one thing, for example, to feel shame. It is another thing entirely to be able to make sense of why you feel shame and how you might best respond to that feeling. The final capacity is your actual ability to act on your choices. Do you lack the motivation to act? Are you a bull in a china shop expending a huge amount of effort and creating a lot of unintended consequences? Or are you able to move through the world effortlessly, changing what you can and being at peace with what you can't? We define individual sovereignty as the combination of these three capacities and we are pioneering a science of sovereignty to improve people's ability to be in the world. This approach requires that we take a different look at ideas like health and well-being that takes into account the full complexity of our minds and our bodies as well as both our social and physical environment. We started with a nootropic stack because we saw a market need for something that our approach is uniquely positioned to satisfy.

What are the key differences between the traditional healthcare system and the system you're developing?

The science of healthcare that came out of things like gross anatomy, germ theory and chemistry works extremely well for certain kinds of things. If you have a gunshot wound, a measles infection or a headache, this system will serve you extremely well. In other words, if the only thing that stands between you and health is a single cause that is relatively easy to identify, our current healthcare approach can do a lot to remove that cause and get you back to "normal."

But more and more people are coming to realize that this level of health isn't really the same as "well-being." Conditions like ADHD, OCD, chronic pain, inflammation, brain fog and lack of motivation are rarely the result of one simple cause. Instead, they are the result of a whole complex of causations tied together in a nest of feedback loops. All too often, we engage these complex systems with tools that are not designed to account for all the factors of a problem, which can do more harm than good.

If we are to move beyond traditional healthcare, and into true well-being care, then an adequate approach must account for the complexity of the whole system informing our well-being status. Take, as an example, the most common form of diabetes (Type II). This form of diabetes often results from a low-quality diet and a sedentary lifestyle. When one looks at the population of diabetics, many of the people suffering have had limited ability to make good choices with respect to their personal nutrition and lifestyles. This is actually a problem of sovereignty - people don't have good habits or good information and often are in a social environment that gives them bad models and feedback. Better approaches to preventing or delaying diabetes can emerge by reframing it as a problem of sovereignty, as a complex problem of individuals, in a given system, unable to make good choices. To address this will require a fully realized complex systems science which takes into account all of the different aspects of a given problem. Complex systems science is a way of understanding an entire system by understanding the interrelationship between that system and all other pertinent systems. The good news is that the human body is remarkably good at not dying. It has a whole bunch of biological and psychological feedbacks that were honed by a long evolutionary timeframe to be very resilient and stay alive. We are not smart enough to design complex systems. But we are learning how to work with those natural complex systems to help them get back into balance. The more we understand the rich wholeness of the human mind/body system, the better we are getting at being able to work with those systems to maintain and even upregulate comprehensive well-being.

Neurohacker Collective's approach is considerate of whole systems, and designs to nourish and harness the complexities and interdependencies nature has baked into life.

Who are your competitors?

That's a hard question to answer. In most ways, we don't have any competitors because what we're doing is fundamentally different than what everyone else in the associated spaces is doing. People will often look at other nootropic companies like HVMN, TruBrain, or Thrivous as our competitors, but as we're expanding our product portfolio, we've started to move into other areas. With our cellular energy products, the primary companies that people might view as competitors are Elysium or TruNiagen.

As we expand the number of product domains that we're moving into our comparisons are moving towards larger nutraceutical companies such as Life Extension, Thorne, or Metagenics. Though there are some great companies in this space it's still hard to think of them as competitors since the basis of our approach is fundamentally different. The unique value of our company lies in our complex systems approach to research and product development, resulting in complex formulas that have the ability to address major challenges with powerful effects in both the short and long term. The scientific approach that we've developed allows us to deliver on almost anything within the spaces of health, wellness, and human optimization, at a level higher than what is currently being done by any other group that we're aware of.

What is the range of products and services you envision happening under the umbrella of this company?

Our approach to science allows us to understand the regulatory systems of the body and brain in such a way that we can develop powerful solutions for almost any area of health and well-being. Our science isn't limited to particular forms of technology so it's likely that over time we'll begin to work in technologies outside of the nutraceutical category such as wearable tech, diagnostics, molecule development, etc.
For now, though we've made the strategic choice to focus on developing products within the nutraceutical domain since we're able to provide powerful solutions to a wide variety of needs and to do so with a lower barrier to entry than would exist with other approaches.
We began with a focus on supporting cognition and a subjective sense of well-being since healthy brain function is critical for being able to make improvements/changes in most other areas.

While we're continuing to do more development in this area we've already started making major strides on developing products in a few other categories. Last year we launched a cellular energy product called Eternus that's aimed at increasing mitochondrial function, increasing NAD+ levels, increasing ATP production, etc. Strategically this was a relevant next category to focus on since increasing the health and functionality of all the cells in the body will help improve health in almost all systems of the body.

We're also deeply in the development process for supporting sleep, reducing stress/improving mood, and pain.
As those products progress, we've already mapped out several other categories that we'll be focusing on next which include sports medicine/performance, immune function, and cardiovascular function.

Where are you in terms of FDA approval?

Unlike pharmaceutical drugs, the FDA doesn't give approval to, nor has an approval process for products in our space, as we fall into the classification of a nutraceutical or supplement company. The FDA does mandate fairly stringent manufacturing, testing, and quality assurance procedures. For this, we contract GMP (Good Manufacturing Practice) certified contract manufacturers to help ensure that FDA standards are met and where reasonably possible are exceeded.

How do you break through to the skeptics saying supplements are a waste of money?

First, I'd like to say that I think having some skepticism is important. Rather than referring to it as skepticism I think it's useful to think of this in terms of discernment.

Whether we're talking about supplements or any other industry, there's an immense amount of marketing dollars that go into convincing us that we need the products/services being shown. These marketing dollars aren't being used with nuance or discernment to actually help determine whether or not the items being promoted are actually useful to the person or if they're in fact the best option available.
As a result of this, it's important that as individuals we become educated enough about the things we're interested in that we can use our discernment in effective ways.
We celebrate people using discernment to decide whether our products or any products are right for them. To this end, we provide as much transparency and education as can. Unlike most company's in our domain, we don't do proprietary formulas. For each of our products we list exactly which ingredients we're using, in which forms and the exact dosing. Beyond that, we have hundreds of pages of content on our website that speaks in-depth regarding the ingredients we're using, what research is behind them and why we chose to formulate with these particular ingredients.
I think that education is one of the keys ways to overcome skepticism. Beyond providing education to our customers we also do extensive research into both the safety and effectiveness of our products.
Over the years we've done a number of research projects to show both qualitatively and quantitatively what impact our products are able to produce. In 2018 we conducted a pilot study on our flagship product, Qualia Mind to look at its effects on different types of brain function. We worked with Cambridge Brain Sciences and used their testing platform to determine the changes in brain function before and after participants took Qualia. We started by having everyone do a baseline assessment before ever taking the product. The participants then took Qualia Mind for 5 days and took new assessments to determine the change. Below are the increases we saw in the different types of brain function tested:
Qualia Mind Results
-85.4% increase in scores to measure ability to concentrate/avoid distraction
-37.2% increase in scores for planning skills
-31.1% increase in scores for visual representation
-16.9% increase in scores for verbal reasoning
-13.3% increase in scores for verbal short-term memory
We're currently undergoing a double-blind, placebo-controlled study on Qualia Mind which will be published later this year. We're also in the process of conducting two different pilot studies on the effects of our longevity product, Eternus.

What experts or influencers do you have who can attest that your products are better than others on the market?

We focused heavily in the beginning of the company on getting researchers, scientists, physicians and influencers familiar with our products and approach. As a result we have an incredibly long list of endorsers, supporters, advisors. Here's a small portion of the industry experts and influencers that currently recommend our products:

- Dr. Daniel Stickler
- Dr. Hyla Cass
- Jason Silva
- Andrew Huberman, PH.D
- Zachary Stein, Ed.D
- Scott Barry Kaufman, PH.D
- Dr. Rishi Khatri
- Lindsay Briner
- Jon Wilkins, Ph.D.
- Dr. Heather Sandison
- Forrest Landry
- Diego Espinosa
- Andrew Hill, PH.D
- Dr. Jeffrey Becker
- Dr. Nafysa Parpia
- Dr. Kat Toups
- Elias Ladopoulos
- Dan Pardi
- Mark Divine
- Ben Greenfield
- Mike Bledsoe
- Thadeus Owen
- Mansal Denton
- Michael Mannino

What are your products?

Our products fall into 3 different categories currently, including brain function, longevity and energy, with more to come. All of our products are focused on improving human performance and quality of life.

We're best known for our cognition products which are called Qualia. The Qualia line of products are designed to create both short and long term improvements in brain function across multiple areas such as focus, processing speed, memory, critical thinking, etc.

What's most unique about our products is the approach we take to formulating them and the effects that we achieve as a result of this approach. We use what is commonly referred to as complex systems science as the basis for our approach to research and product development. What this means in this circumstance is that we study the entire system that we're looking to support, study its self-regulating properties and design formulas that are built to improve the body's capacity for self-regulation. This is a fundamentally different approach than what most companies do which is to look at a particular compound or biomarker that they want to affect and provide that compound in a pill, tincture, etc.

The general approach to product development operates on the premise that if your body or mind isn't operating optimally that there's something insufficient that needs overriding from the outside. Under this model, if someone wants to improve their focus they're going to look at increasing the amount of dopamine in their system so they're going to take a drug or supplement that will cause them to produce more dopamine. This can be effective in the short term for increasing focus but over time this approach creates dependency, as your body begins to rely on these externally provided compounds and will often reduce its own production. Additionally, this will only help with focus but will not help with many other areas of brain function and can actually decrease certain areas such as empathy or critical thinking.

With our approach where we study how the body naturally produces the various neurotransmitters it needs and create a formula that supports the body in doing so more effectively we can provide a much broader set of benefits as well as a more significant set of benefits. When the body has the ability to produce what it needs in real-time, when you need to focus your body can make more dopamine but when you're feeling down your body can also produce more serotonin, etc.

This approach allows us to produce products that create significant improvements very quickly while supporting long term health and sustainability.

Within the Qualia line of products, we have Qualia Mind which is our flagship and most popular product which is designed to support all the major types of brain function simultaneously. We have this in both a traditional and a caffeine-free version. We also have a product called Qualia Focus which is similar to Qualia Mind but slightly simpler and less expensive. Focus still provides a broad set of benefits to different types of brain function but focuses predominately on the benefits that are felt right away and puts less focus on long term improvements than Mind does.

We also launched a product called Eternus which works to improve cellular energy and cellular metabolism. By improving the functionality and energy output of all the cells in the body we're able to see significant improvements in many areas of health. This not only means improved health in the near term but is also designed to support longevity and most importantly "healthspan" (the amount of time you're not only alive but are in thriving health).

Lastly, we recently launched our nootropic energy shot called Qualia Energy. This 2 oz liquid shot is designed to increase the amount of energy for the day while also significantly increasing cognitive function. Because of the liquid delivery method, this product is particularly good when a fast improvement is needed. Most people start noticing changes in how they feel within 5-10 minutes of taking Qualia Energy for the first time.

To learn more about our products, science or formulation process please visit our website.

What are people's experience with your product?

We have products focused on producing different outcomes. To answer this question effectively it needs to be a different answer for each product but I'll generalize some of the effects of our Qualia line as well as provide some of the effects people experience from our longevity product, Eternus.
Given the comprehensive nature of what Qualia is intended to support, the effects that people experience are quite broad. Some of the most common effects that people report as they start taking any of the Qualia products is increased ability to concentrate, increased sense of motivation combined with an increased sense of overall capacity. Commonly people will report increases in emotional resilience which is basically the ability to be less affected by your circumstances and/or to bounce back more quickly if a stressor throws you off. Most people report increases in their energy levels, their ability to recall words more rapidly as well as the total amount of complexity they can hold at a given time. These are all effects that we hear users report on almost immediately after taking our products. As people take the products for longer (at least a few weeks) we also start to hear about increases in memory, decreases in overall stress and increases in people's overall sense of happiness and well-being.

For Eternus, we're focused on improving the amount of energy that cells are able to produce as well as supporting cellular metabolism as a whole. Because we're focused on improving health at the level of cell function, Eternus will have positive effects across most major systems of the body. The benefits that the majority of users report are changes in overall energy levels and an improved sense of vitality. Many users report improved recovery time with exercise as well as improvements in the quality of sleep they get.

Who are you targeting with this product?

Our products that are currently in the market fall into 3 main categories; brain function, anti-aging and energy. Each product type has different types of customers that we target but there are also certain consumer groups that cross over 2-3 categories. These are the groups that we target most heavily.
At the core of this would be the biohacking community which is a rapidly growing group of people that are looking to step away from convention when it comes to their health and take a much more active role in the development of their own health protocols. This group tends to be well educated and deeply motivated to maximize their health and happiness so we tend to be pretty popular amongst this group.
Because this group is continuing to grow so quickly we continue to target them heavily, despite the fact that we're well established here.
Beyond groups like the bio-hackers that are interested in all of our products, we also target groups that have a significant interest in the areas we work. As an example, our cognitive products are largely marketing to executives, financial or legal professionals, college students, etc. Any group where cognitive function is of utmost importance.
Eternus is largely focused on audiences that want to slow aging and improve foundational health. Here we see a lot of traction amongst aging populations and people that are focused on thriving health.

How did you get interested in this problem?

I've been interested in increasing the quality of life on the planet for as far back as I can remember. I started my career in education, running a vocational college that taught programs in alternative health and alternative education. The work I got to do at that school with people had huge impacts on their lives as well as the lives of the people they served. Working with individuals and classrooms was personally very fulfilling but I always felt compelled to work in ways that could impact more total people. During my time running the college I began to learn about and self-experiment with ways of increasing capacity, quality of life and overall well-being. I ended up getting the opportunity to do an IV therapy in Mexico that had a profound impact on life. In the course of just a few days of doing this treatment, my cognitive function increased dramatically, my sense of happiness and motivation increased, my overall outlook on life improved and my sense of empathy increased substantially. At that moment, getting to recognize how profound of an impact the right kinds of chemistry could have no people, I realized that this was the path by which I could support the largest number of people. I started thinking about what kinds of problems we could solve for individuals and the world if we could figure out how to provide meaningful upgrades in an accessible fashion. This is where the idea for Neurohacker was originally born. I wanted to figure out if we could develop solutions that would allow people to become more intelligent, more capable, more motivated and more empathetic; so that people would be motivated to use their increased intelligence and capacity to improve their own quality of life but also, through stimulating empathy, choose to apply their capacities to improve the lives of those around them. This concept is what eventually became Qualia. In the process of developing Qualia, and particularly in the process of developing a scientific model that could solve for a challenge as large and complex as this one, it also became clear that we could use this same scientific approach to improve quality of life across any aspect of physical/psycho-emotional health. Now that we've become a more established company we're getting the opportunity to apply our scientific model to numerous other health challenges and I'm excited to see the results as we're able to bring additional products/solutions to market.

When did the company launch and what's happened since then?

The company was formally founded in December of 2015 (though we began research and development in 2014). That was when we secured the first round of funding and issued operating documents. We spent the next six months putting together our final formulation, signing up and testing manufacturers, finalizing the brand and launching the e-commerce website. We first started selling Qualia online in April 2016 and very rapidly proved the product had a place in the market. After about three months, we had shown that customer acquisition costs and cost of goods sold were low enough to make us profitable at an adequate revenue scale. Since then we've reformulated our original product to make it easier for users to take, have launched a less expensive cognitive product called Qualia Focus that's targeting a more mainstream consumer, developed and launched Eternus which improves cellular energy and metabolism (helping with anti-aging) and most recently launched our Qualia Nootropic Energy. In addition to new product launches, we've grown each year and became profitable in 2019. We're now preparing for new product launches and substantially more growth across our direct to consumer, retail and practitioner channels.

What are your margins?

Our gross margin, which is the margin after cost of goods and distribution expenses, rose significantly in 2019. It was 66% in 2018 and improved to 69% in 2019. This positive development was a result of higher production volumes, better purchasing processes and better deals with ingredient suppliers and contract manufacturers.

Another margin that we focus on is the margin after all cost of goods, advertising and marketing expenses. It's often referred to as profit contribution since it's the contribution generated by sales and marketing operations to pay for R&D, staff and other overhead expenses. This metric also developed very favorably in 2019. It was 33% in 2018 and rose to 43% in 2019. It was the result of increasing subscription revenues and more effective advertising.

The final margin that we use is the operating (or EBITDA) margin, which is the profit or loss after overhead and staff expenses. In 2018, it was negative 10%. In 2019, the loss was eliminated and the operating margin improved to a modest profit (1%). It was a result of growing revenues combined with restraint in spending on advertising and overhead. Going forward, we believe that our sales and profit contribution will grow at a faster rate than our overhead and staff expenses (this is a result of operating leverage). We have a steady team employing solid processes for operations, advertising and product development. As our sales volume grows, our existing team will need only limited reinforcements. If we are successful in executing this strategy, our operating margin and EBITDA will continue to grow and generate resources that will be invested in new products and other growth initiatives. Our objective for the foreseeable future is to continue rapidly boosting our reach to maximize the positive impact on our customers' lives.

How do you reach potential customers?

We have four primary channels for customer acquisition: organic, direct marketing, channel partners and wholesale. In the last 12 months, our organic channel comprised 53% of our traffic, 47% paid. With direct marketing, the workhorses are Facebook, Instagram, Google, and we've also built a robust email marketing program. We usually buy media where we have control over what the content is, and we manage it on a PPC or a CPA basis. Channel partners are people or groups who have established an audience that is likely to be interested in what we are about. We work with our channel partners to tell our story in a way that connects with their community and brand. They bring in about 20% of our customers. We only work with people who have high resonance with our long-term vision and have high brand integrity. We do a revenue share with our channel partners which operates on a tiered basis, based on how much revenue they help generate.
Our wholesale channel is comprised of practitioners and by a growing list of national retailers including Natural Partners, Emerson, Pharmaca, Lassen's, Clark's and Lucky Vitamin. Continuing to scale our wholesale channel is a key piece of our growth strategy.

What are your estimates for LTV?

Over 85% of our customers choose to subscribe. On average, a subscriber purchases about 3.3 units. About 54% of our subscribers place a new subscription order (for a different or the same product) within 24 months. Therefore, the lifetime net revenue per customer in direct-to-consumer channels (excl. Amazon) is about $430. LTV varies depending on the acquisition channel and it varies by month and by product.

What does revenue look like?

We did about $4.9M in total revenue in 2017, $6.6M in 2018 and finished 2019 with approximately $8.2M in revenue. The growth was driven by more subscribers, new product launches, strong growth on Amazon and wholesale sales.

What risks do you see as the most relevant?

We have three major ones. The first is simply managing the rate of growth. Making sure we grow but don't grow too fast. There's been such a high degree of interest in what we're doing so we have a tremendous opportunity, but we have to evaluate each opportunity and make sure that we can adequately execute on and resource each thing. That often means that we actually have to say, "No," or slow down potential growth.
Then there are supply chain risks that come into play. We use a lot of different types of ingredients and those can be subject to different things like natural disasters, import issues, price fluctuations, etc.
The last risk is regulatory. While we've taken care to navigate the FDA and FTC requirements (and have hired one of the best law firms in the country as our counsel here), regulation in a space like this is always tricky and, particularly as we start to expand our product offerings, it never gets easier. Though we feel like we have a good handle on regulatory compliance this remains a risk since much of what happens in regulation is beyond our control.

How do you define your potential market?

At a global scale, the nutraceutical market is growing at an average 8.8% per year. That'll be a $578B global market by 2025. The nootropic segment of the industry is currently assessed to be $1.35B per year with expected growth to $6.1B by 2025. The nootropic/cognitive market is one of the fastest-growing segments right now and we plan to continue to grow into a larger portion of that market share while we simultaneously build products in numerous other categories throughout the nutraceutical space to have an even larger market to address.

What has been your past experience with Wefunder?

We've done 3 prior rounds with Wefunder, raising over $1.5 million dollars in total. The process was quite meaningful for us. We chose to fundraise on Wefunder rather than raising from VC's or private equity groups because we wanted to be beholden to the people we're actually serving, our customers, rather than be beholden to a financial institution whose primary focus is going to be maximizing quarterly profits. This way, we have an alignment between the mission of the company, the care of the investors, and the needs of the customer. That's why we chose Wefunder last time and also why we're choosing Wefunder again.
We also found that many investors on Wefunder have important connections and other types of strategic value. Some of the investors in our last Wefunder round have since become meaningful parts of the company as strategic advisors, connectors, content creators and more.
The funds we raised last year through Wefunder allowed us to make some substantial strides forward as a company. We were able to invest more heavily in R&D and have had some great successes on that front since. Most notably from our R&D efforts, we were able to fund the development and launch of our anti-aging product Eternus as well as our energy shot Qualia Nootropic Energy. We've already made progress on products focused on sleep and anxiety which we hope to finalize and bring to market with the money we're raising now.

Beyond product development, we've also been able to improve our operational efficiency which has allowed us to improve margins while improving the customer experience.

Can you tell us about the team?

We're incredibly fortunate to have a world-class team. In fact, world-class feels like an understatement for the people I get to work with each day. The scientific model that we've developed shows promise in so many areas of increasing human potential that it's allowed us to attract a level of talent that's unprecedented for a company of our size. Several of our team members previously held executive & C-suite positions at Fortune 500 companies and large public companies. Though we couldn't offer similar compensation packages since we're a startup, people have routinely given up MUCH better paying roles with other companies to become a part of what we're creating here. I could easily gush for hours about each of our team members but for timing sake, I'll just point you to our team section above so you can read a little bit about the amazing individuals that make up Neurohacker.

What's your biggest challenge?

Our biggest challenge is actually storytelling. What we're doing is very complex and large in scope, not just at a mission and concept level, but even at a product level. Having people understand what the capacity of complex systems design is and seeing the benefits across our products is an extremely difficult story to tell to a broad audience in a concise and short way. It's something that we continually work to improve on.

Have you thought about exiting down the line?

Yes, and we're open to being acquired but not set on that as a path forward.
Neurohacker was started with our mission being front and center. Of course, we're also working to build a highly profitable company, we just aren't looking to do that at the expense of the mission.
Ultimately the ability to support an improved quality of life for as many people as possible is our primary aim. If we find that we can do that most effectively by continuing to run the company and paying investors dividends we'll do that. If there becomes a path where a larger company wants to acquire us and can continue the mission with even more resources behind it we'd also be deeply interested in that path.
We've also been courted by bankers to take the company public which is a potential, though that would be a little ways down the line given the costs and complexities of that process.
Our prime focus is the ability to deliver on our mission while building a highly profitable company and we're open to what an exit can look like but are currently putting most of our focus on growing the company and the mission instead of exiting it.

Neurohacker Collective is conducting a Regulation D offering via Wefunder Advisors LLC. CRD Number: #167803.